

News Release – January 5, 2007

Crew Gold Announces Early Start at Nugget Pond

TRADING SYMBOL: TORONTO & OSLO: **CRU**   FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: January 5, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to provide an update on progress of refurbishment of its recently acquired Nugget Pond processing facility in Newfoundland, Canada.

Refurbishment and commissioning of the plant is proceeding ahead of schedule in preparation for the first delivery of ore from its Nalunaq mine in southern Greenland, expected early February this year. Ore will be shipped through South Brook in Newfoundland and trucked to site at a modest additional cost of USD 13 per tonne until a dedicated unloading facility at Snook's Arm is constructed mid this year. This will enable processing of ore several months earlier than originally anticipated and improve cash flows from the Nalunaq mine and reduce working capital requirements.

The Nugget Pond plant was formerly operated by Richmont Mines Inc. from 1997 until 2004 and acquired by Crew from New Island Resources Inc. in October 2006.

As previously advised, the acquisition of Nugget Pond is an important initiative to deliver several strategic and financial benefits. Specifically, these include achieve greater control of the overall operation at Nalunaq, reduce cash cost, reduce working capital needs through more regular ore processing and allow for growth in Canada through the Glover Island Joint Venture with New Island Resources.

The Company is also pleased to report that the efficiency program instituted at Nalunaq during 2006 is now delivering improved productivity and further improvements should see the operation achieve its targeted production of 500 – 550 tonnes per day.

Jan A. Vestrum
President & CEO